SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Catapult Communications Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

149016107

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 149016107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard A. Karp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,763,266 (refer to Item 4(a)(i)(iv)(v))

	6.	Shared Voting Power 78,330 (refer to Item 4(a)(i)(ii))

	7.	Sole Dispositive Power 3,678,718 (refer to Item 4(a)(i)(v))

	8.	Shared Dispositive Power 78,330 (refer to Item 4(a)(i)(ii))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,841,596 (refer to Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A

11.	Percent of Class Represented by Amount in Row (9) 44.45% (refer to Item 4(a))

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Catapult Communications Corporation
	(b)	Address of Issuer's Principal Executive Offices 160 South Whisman Road, Mountain View, CA 94041

Item 2.
	(a)	Name of Person Filing Richard A. Karp
	(b)	Address of Principal Business Office or, if none, Residence 160 South Whisman Road, Mountain View, CA 94041
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 149016107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:  Richard A. Karp is deemed to be the beneficial owner of an aggregate of 5,841,596 shares of Common Stock, consisting of the following (i) 3,608,672 shares of Common Stock held under the Richard A. Karp UA Trust 12/3/97; (ii) 39,165 shares of Common Stock held under the Richard Karp & Doreen Nortman TR UA 1-19-00 Michael David Karp Trust; (iii) 39,165 shares of Common Stock held under the Richard Karp & Doreen Nortman TR UA 1-19-00 John Lee Karp Trust; (iv) 2,084,547 shares of Common Stock held under a voting trust under the Voting Trust Agreement dated 6/8/98 and (v) 70,047 shares of Common  Stock issuable upon exercise of an option.

(b) Percent of class: 44.45%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 5,763,266 (refer to Item 4(a)(i)(iv)(v))
(ii) Shared power to vote or to direct the vote 78,330 (refer to Item 4(a)(i)(ii))
(iii) Sole power to dispose or to direct the disposition of 3,678,718 (refer to Item 4(a)(i)(v))
(iv) Shared power to dispose or to direct the disposition of 78,330 (refer to Item 4(a)(i)(ii))

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [     ]  N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

February 7, 2003
Date
/s/ Richard A. Karp
Signature
Richard A. Karp
Name/Title